UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Nabriva Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G63637105

(CUSIP Number)

July 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. G63637105	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,012,375 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,012,375 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,375 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	All such shares are held of record by LVPII. Does not include certain additional Ordinary Shares that may be issued to LVPII if and when certain conditions subject to material contingencies outside the control of the Reporting Persons are satisfied.

(2)	Based on 66,484,159 Ordinary Shares outstanding as of July 31, 2018, as reported by the Issuer in its Prospectus Supplement dated July 26, 2018 to its Prospectus dated April 27, 2018, in each case forming a part of the Issuer’s Registration Statement on Form S-3, as amended (File No. 333-223739), declared effective by the Securities and Exchange Commission on April 27, 2018.

2

CUSIP No. G63637105	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,012,375 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,012,375 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,375 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All such shares are held of record by LVPII. Does not include certain additional Ordinary Shares that may be issued to LVPII if and when certain conditions subject to material contingencies outside the control of the Reporting Persons are satisfied.

(2)	Based on 66,484,159 Ordinary Shares outstanding as of July 31, 2018, as reported by the Issuer in its Prospectus Supplement dated July 26, 2018 to its Prospectus dated April 27, 2018, in each case forming a part of the Issuer’s Registration Statement on Form S-3, as amended (File No. 333-223739), declared effective by the Securities and Exchange Commission on April 27, 2018.

3

CUSIP No. G63637105	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,012,375 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,012,375 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,375 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All such shares are held of record by LVPII. Does not include certain additional Ordinary Shares that may be issued to LVPII if and when certain conditions subject to material contingencies outside the control of the Reporting Persons are satisfied.

(2)	Based on 66,484,159 Ordinary Shares outstanding as of July 31, 2018, as reported by the Issuer in its Prospectus Supplement dated July 26, 2018 to its Prospectus dated April 27, 2018, in each case forming a part of the Issuer’s Registration Statement on Form S-3, as amended (File No. 333-223739), declared effective by the Securities and Exchange Commission on April 27, 2018.

4

CUSIP No. G63637105	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,012,375 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,012,375 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,375 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All such shares are held of record by LVPII. Does not include certain additional Ordinary Shares that may be issued to LVPII if and when certain conditions subject to material contingencies outside the control of the Reporting Persons are satisfied.

(2)	Based on 66,484,159 Ordinary Shares outstanding as of July 31, 2018, as reported by the Issuer in its Prospectus Supplement dated July 26, 2018 to its Prospectus dated April 27, 2018, in each case forming a part of the Issuer’s Registration Statement on Form S-3, as amended (File No. 333-223739), declared effective by the Securities and Exchange Commission on April 27, 2018.

5

Item 1(a).	Name of Issuer:

Nabriva Therapeutics plc (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

25-28 North Wall Quay

IFSC, Dublin 1, Ireland

Item 2(a).	Name of Person Filing:

This Schedule 13G (the “Statement”) is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively the “Reporting Persons”): Longitude Venture Partners II, L.P. (“LVPII”); LVPII’s sole general partner, Longitude Capital Partners II, LLC (“LCPII”); and LCPII’s two managing members, Ms. Juliet Tammenoms Bakker and Mr. Patrick G. Enright.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 7, 2018, a copy of which is filed as Exhibit 1 to this Statement, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

Item 2(c).	Citizenship:

LCPII is a limited liability company organized under the laws of the State of Delaware. LVPII is a limited partnership organized under the laws of the State of Delaware. Ms. Bakker and Mr. Enright are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary shares (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

G63637105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

6

(ii)	Shares power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

* Each Reporting Person disclaims beneficial ownership of all such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The response to Item 2(a) of this Statement is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The response to Item 2(a) of this Statement is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 promulgated under the Act.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2018

LONGITUDE VENTURE PARTNERS II, L.P.

By: Longitude Capital Partners II, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

8